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FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached disclosure made by PT. Indofood Sukses Makmur Tbk. ("Indofood"), a 51.5% subsidiary of the Company, to the Indonesian Stock Exchange, in relation to Indofood's Plan to reissue part of its Treasury Stock.

Dated this 18th day of June, 2008

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Napoleon L. Nazareno
Professor Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
Sir David W.C. Tang*, *KBE*

* *Independent Non-executive Directors*

7/1

Indofood
THE SYMBOL OF QUALITY FOODS

UNOFFICIAL TRANSLATION

No. 043/ISM/CS/VI/08

Jakarta, 17 June 2008

Indonesia Capital Market & Financial Institution Supervisory Agency
Gedung Departemen Keuangan RI, 3rd Floor
Jl. Dr. Wahidin Raya No. 1, Jakarta

Attn. : Dr. A. Fuad Rahmany, Chairman
Ir. Nurhaida, MBA, Head of Bureau of PKP – Real Sector

PT Bursa Efek Indonesia
Indonesia Stock Exchange Building, Tower 1, 4th Floor
Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190

Attn. : Mr. Erry Firmansyah, President Director
Mr. Eddy Sugito, Listing Director

Kustodian Sentral Efek Indonesia
Indonesia Stock Exchange Building, Tower 1, 5th Floor
Jl. Jend. Sudirman Kav. 52-53, Jakarta 12190

Attn. : Ananta Wiyogo, President Director

Re. : Disclosure – Plan to Reissue Part of the Treasury Stock

Dear Sirs/Madam,

The Company herewith would like to provide further information with regards to the first agenda of the Extraordinary General Meeting of Shareholders ("EGM") of PT Indofood Sukses Makmur Tbk ("Company"), which will be held on 27 June 2008. The first agenda reads : "Reduction of issued and paid up capital of the Company in relation to the redemption of part of the treasury stock of the Company".

Currently the Company is holding 915,600,000 shares of treasury stock or equivalent to 9.69% of the total shares issued and fully paid. The Company plans to cancel 663,762,500 shares of treasury stock or equivalent of 7.02% of the total shares issued and fully paid. As a consequence, the Company is required to reduce its issued and paid up capital to Rp 878,042,650,000 from Rp 944,418,900,000.

In order to strengthen its financial position, the Company plans to reissue the remaining of the treasury stock of 251,837,500 shares or equivalent to 2.67% of the total shares issued and fully paid. The Company is currently negotiating with a few strategic investors for the placement. The Company will make further disclosure once the agreement is reached.

Thank you for your kind attention.

Sincerely,
PT INDOFOOD SUKSES MAKMUR Tbk

Werianty Setiawan
Corporate Secretary

PT INDOFOOD SUKSES MAKMUR Tbk
Sudirman Plaza
Indofood Tower, 27th Floor
Jl. Jend. Sudirman Kav. 76 - 78
Jakarta 12910, Indonesia

T. +6221 5795 8822
F. +6221 5793 7373
www.indofood.co.id

END